Exhibit 99.1

INDEX TO UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

Unaudited Pro Forma Consolidated and Combined Statement of Operations of Brookfield Infrastructure Partners L.P. for the year ended December 31, 2010	F-2

Notes to the Pro Forma Consolidated and Combined Statement of Operations	F-3

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

The unaudited pro forma consolidated and combined statement of operations of Brookfield Infrastructure Partners L.P. (the  “partnership”) together with its subsidiaries (“Brookfield Infrastructure”) for the year ended December 31, 2010 presents the results of operations of Brookfield Infrastructure adjusted to give effect to:

•                          the acquisition of a 60% ownership interest in Prime Infrastructure Holdings Limited (“Prime”) on December 8, 2010, which increased Brookfield Infrastructure’s interest to 100%;

•                          the entrance of a voting arrangement with an affiliate of Brookfield Asset Management (“Brookfield”), Brookfield Infrastructure’s ultimate parent company, on December 31, 2010, whereby Brookfield Infrastructure effectively gained control of Dalrymple Bay Coal Terminal (“DBCT”) which was accounted for as an entity under common control, and the results of which were reflected in Brookfield Infrastructure as of December 8, 2010;

•                          a management fee paid to Brookfield or its affiliates for services rendered under the Master Services Agreement based on an annual base management fee of 1.25% of the market value of Brookfield Infrastructure Partners L.P.; and

•         the elimination of nonrecurring charges or credits resulting directly from the above transactions included in the statement of operations for the year ended December 31, 2010,

in each case, as if these transactions occurred as of January 1, 2010, for purposes of the unaudited pro forma consolidated and combined statement of operations.

The unaudited pro forma consolidated and combined statement of operations has been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma consolidated and combined statement of operations is provided for information purposes only and may not be indicative of the results that would have occurred if the transactions had been effected on the dates indicated. The unaudited pro forma consolidated and combined statement of operations also does not project the results of operations for any future period or date.

The unaudited pro forma consolidated and combined statement of operations should be read together with Brookfield Infrastructure’s consolidated and combined financial statements and related notes as of and for the years ended December 31, 2010 and 2009, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

All financial data in this unaudited pro forma consolidated and combined statement of operations is presented in U.S. dollars, unless otherwise indicated.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

(in millions of U.S. dollars, unaudited)	Historical Financials	Pro Forma Adjustments – Prime	Pro Forma Adjustments – DBCT	Eliminations	Other Adjustments	Pro Forma
		1a(i)	1a(ii)	1a(iii)	1a(iv), (v)

Revenues	634	351	304	—	—	1,289
Cost of revenue	(413)	(201)	(117)	—	—	(731)
General and administrative expenses	(35)	(15)	—	—	(8)	(60)
Gross margin	186	135	187	—	(8)	498
Other income	9	—	—	—	—	9
Interest expense	(144)	(65)	(71)	—	—	(280)
Income (loss) before under noted	51	70	116	—	(8)	229
Earnings from investments in associates	52	66	—	(85)	—	33
Fair value gains and other items	433	—	—	—	(405)	28
Depreciation and amortization expense	(29)	(49)	(25)	—	—	(103)
Fair value adjustments	12	1	1	—	—	14
Other (expenses) income	(24)	(32)	1	—	—	(55)
Income (loss) before taxes	495	56	93	(85)	(413)	146
Income tax expense	15	86	(14)	—	—	87
Net income (loss)	510	142	79	(85)	(413)	233
Net (income) attributable to non-controlling interest	(43)	—	(23)	—	—	(66)
Net income attributable to partnership	467	142	56	(85)	(413)	167

Attributable to:
General partner	5	1	1	(1)	(4)	2
Limited partners	462	141	55	(84)	(409)	165

Basic and diluted earnings per unit attributable to:

General partner	$4.25	$1.06

Limited partners	$4.25	$1.06

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED STATEMENT OF OPERATIONS

(UNAUDITED, IN MILLIONS OF U.S. DOLLARS)

1.              Pro forma adjustments

Brookfield Infrastructure Partners L.P. (the “partnership”) together with its subsidiaries’ (“Brookfield Infrastructure”) unaudited pro-forma consolidated and combined statement of operations adjusts Brookfield Infrastructure’s consolidated and combined statement of operations to give effect to the matters discussed in these notes.

The unaudited financial consolidated and combined statement of operations does not reflect the impact of potential cost savings and other synergies or incremental costs of the acquisitions.

(a)           Unaudited Consolidated and Combined Pro Forma Statements of Operations

The unaudited pro-forma consolidated and combined statement of operations has been prepared from the historical financial statements of Brookfield Infrastructure, Prime and the DBCT, in effect as of January 1, 2010.  The following adjustments to the historical financial statements were necessary:

i.                                          Consolidate the results of Prime from January 1, 2010 to December 8, 2010, the date on which Brookfield Infrastructure acquired control of Prime and consolidated Prime, excluding certain general and administrative expenses that would be included in the management fee.

ii.                                       Consolidate the results of DBCT from January 1, 2010 to December 8, 2010, the date on which Brookfield Infrastructure consolidated the results of DBCT.  On December 8, Brookfield Infrastructure increased its ownership in DBCT from 41% to 71%, as a result of Brookfield Infrastructure’s increase in ownership of Prime, and the effective date that Brookfield gained control of DBCT.  On December 31, 2010, Brookfield Infrastructure entered into a voting arrangement with Brookfield whereby the partnership effectively gained control of DBCT.  In accordance with Brookfield Infrastructure’s policy with respect to the accounting for common control transactions, Brookfield Infrastructure consolidated the results of DBCT from December 8, 2010 to December 31, 2010 in its historical consolidated and combined financial statements.

iii.                                    Eliminate the equity accounted results of Prime and DBCT for the period from January 1, 2010 to December 8, 2010, the date on which Brookfield Infrastructure increased its ownership in Prime from 40% to 100%.

iv.                                   Record a charge of $8 million for the year ended December 31, 2010, which reflects the management fee that would have been paid by Brookfield Infrastructure to Brookfield as manager for services rendered under the Master Services Agreement, based on an annual base management fee of 1.25% of the market value of BIP.

v.                                      Eliminate nonrecurring fair value and other gains of $405 million arising directly from the acquisition of the remaining 60% ownership interest in Prime on December 8, 2010.

The above adjustments have been constructed in part from the financial statements of Prime and DBCT.